

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

<u>Via E-mail</u>
George Tidmarsh, M.D., Ph.D.
President, Chief Executive Officer and Secretary
La Jolla Pharmaceutical Company
4660 La Jolla Village Drive, Suite 1070
San Diego, CA 92122

> **Re:** **La Jolla Pharmaceutical Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 3, 2013**
> **File No. 000-24274**

Dear Dr. Tidmarsh:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Amy Reischauer at (202) 551-3793 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Chester S. Zygmont, III
        La Jolla Pharmaceutical Company
        4660 La Jolla Village Dr., Suite 1070
        San Diego, CA 92122